Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of Incorporation	Percent of Ownership
Sprague Operating Resources LLC	Delaware	100%
Sprague Energy Solutions Inc.	Delaware	100%
Sprague Connecticut Properties LLC	Delaware	100%
Sprague Terminal Services LLC	Delaware	100%
Sprague Co-op Member LLC	Delaware	100%
Coen Transport LLC	Pennsylvania	100%
Coen Energy LLC	Pennsylvania	100%
Sprague Natural Gas LLC	Delaware	100%
Sprague Resources Coöperatief U.A. [0.8% owned by Sprague Co-op Member LLC]	The Netherlands	99.2%
Kildair Service ULC [0.8% owned by Sprague Co-op Member LLC]	Canada	99.2%
Sprague Resources Canada ULC	Canada	100%
Wintergreen Transport Corporation ULC	Canada	100%
Sprague Resources Finance Corp	Delaware	100%